UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Original Sixteen to One Mine Inc.
(Name of Issuer)

Common Stock, $0.033 Par Value

(Title of Class of Securities)

6862031001
(CUSIP Number)

Quartzview Corporation
10 Timber Ridge Lane
Scotts Valley, California 95066
(408) 672-5610

Copy to:
Anthony Epps
Dorsey & Whitney LLP
1400 Wewatta Street, Suite 400
Denver, Colorado 80202-5549
(303) 629-3414
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 30, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 6862031001
1	NAMES OF REPORTING PERSONS
Quartzview Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐
Not Applicable

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
729,533

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
729,533

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
729,533

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐
NOT APPLICABLE

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.91%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1)   The percentages used herein are calculated based upon 14,870,631 outstanding shares of the Issuer as of September 30, 2021.

CUSIP No. 6862031001
1	NAMES OF REPORTING PERSONS
T. Roger Haas

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐
Not Applicable

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
122,332

	8	SHARED VOTING POWER
729,533

	9	SOLE DISPOSITIVE POWER
122,332

	10	SHARED DISPOSITIVE POWER
729,533

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
851,865

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐
NOT APPLICABLE

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.73%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)          The percentages used herein are calculated based upon 14,870,631 outstanding shares of the Issuer as of September 30, 2021.

Item 1.	Security and Issuer

(a)	Title of Class of Securities:

Common Stock, $0.033 par value per share (the “Shares”)

(b)	Name of Issuer:

Original Sixteen to One Mine, Inc.. (the “Issuer”)

(c)	Address of Issuer’s Principal Executive Offices:

P. O. Box 909
Alleghany, CA 95910

Item 2.	Identity and Background

(a)	Name of Reporting Person:

i)	Quartzview Corporation (“Quartzview”)

ii)	T. Roger Haas (“Haas”)

(b)	Principal Business Address:

The principal business address of Quartzview and Haas (collectively, the “Reporting Persons”) is:

10 Timber Ridge Lane
Scotts Valley, California 95066

(c)	Occupation, Employment and Other Information:

Quartzview is a California corporation engaged in the business of providing specialized search and location services relating to mineral exploration.  Haas is the Chief Executive Officer of Quartzview.

(d)	Criminal convictions:

Neither Quartzview nor Haas have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	Civil proceedings:

Neither Quartzview nor Haas have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship:

Quartzview is a California corporation.  Haas is a U.S. citizen.

Item 3.	Source and Amount of Funds or Other Consideration:

Quartzview acquired 53,199 Shares in the ordinary course of business prior to October 26, 2021, using working capital totaling approximately $15,000.  Haas acquired 122,332 Shares in the ordinary course of business, using personal funds totaling approximately $20,000.

The Shares purchased by Quartzview between October 26, 2021, and December 30, 2021, were acquired by Quartzview using existing working capital, together with a private loan in the amount of $750,000 from an individual minority shareholder of the Issuer.

Item 4.	Purpose of Transaction

The Reporting Persons collectively acquired 175,531 Shares in the ordinary course of business, through open market purchases prior to October 26, 2021, with voting and dispositive control over those shares. The Reporting Persons intends to acquire sufficient additional Shares to take effective control of the Issuer in order to protect their interests as a creditor of the Issuer.  The Issuer is indebted to Quartzview in the amount of approximately $530,00.

Between October 26, 2021, and December 30, 2021, Quartzview purchased on the open market 580,001 Shares for a total price of $656,541.  The shares purchased between October 26, 2021, and December 30, 2021, were individually priced from $0.65 per share to $1.05 per share.  On December 9, 2021, Quartzview purchased 96,333 Shares in a private purchase from an existing shareholder of the Issuer at a price of $1.00 per share, for a total purchase price of $96,333.

The Reporting Persons intend to acquire additional Shares through open market purchases and private purchases from existing shareholders of the Issuer.  Michael M. Miller (“Miller”), the current director, president and chief executive officer of the Issuer has agreed to sell his personal Shares to the Reporting Persons and to step down as director and officer of the Issuer.  The Reporting Persons intend to fill any officer or director vacancies created by Miller’s departure.

The Reporting Persons do not have any immediate plans to change the Issuer’s capitalization or existing dividend policy, nor does it have immediate plans to make changes to the Issuer’s business or corporate structure, bylaws or charter.

The Shares have ceased trading on the Pacific Stock Exchange and are currently only quoted on the over-the-counter market, with minimal trading occuring over recent years.

Item 5.	Interest in Securities of the Issuer:

(a)	Number of shares as to which the Reporting Person has:

(i)	Sole power to vote or to direct the vote: 122,332 shares

(ii)	Shared power to vote or to direct the vote: 729,533 shares

(iii)	Sole power to dispose or direct the disposition: 122,332 shares

(iv)	Shared power to dispose or direct the disposition: 729,533 shares

(v)	Aggregate amount of shares beneficially owned: 851,865

(vi)	Percent of class represented in Item (v) above: 5.73%

(b)	See Item 5.

(c)	Not applicable.

(d)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer:

Michael M. Miller, the existing Director, Chief Executive Officer and President of the Issuer, has informally agreed to sell his personal shares of OSTO to Quartzview at a price of $1.00 per share.  .  Quartzview intends to continue mining operations of the Issuer at the Sixteen to One Mine in Alleghany, California.

Item 7.	Material to Be Filed as Exhibits:

None

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 6, 2022	QUARTZVIEW CORPORATION

	By:	/s/ T. Roger Haas
T. Roger Haas, Chief Executive Officer

/s/ T. Roger Haas
T. Roger Haas